Exhibit 19
INSIDER TRADING POLICY
Effective: December 16, 2024
Purpose
This Insider Trading Policy (Policy) sets forth the policy of Publix Super Markets, Inc. (Publix) for insider trading. The terms used in this Policy are defined in the Definitions section or elsewhere in this Policy.
Federal securities law
Insider trading is a violation of federal securities law. The term “insider trading” is not defined in federal securities law but generally is used to refer to (i) the use of inside information to buy, sell or otherwise trade in securities or (ii) the disclosure, directly or indirectly, of inside information to others who may buy, sell or otherwise trade in securities on the basis of such information.
While the law concerning insider trading is not static, it is generally understood the law prohibits insiders from doing any of the following:
•buying, selling or otherwise trading in a company’s stock while in possession of inside information
•having others buy, sell or otherwise trade on the insider’s behalf while the insider is in possession of inside information (including where the other person is a trustee where the trust instrument is revocable and the principal can revert back to the insider) and
•directly or indirectly communicating inside information to others who may buy, sell or otherwise trade in a company’s stock or pass on the information to others who may buy, sell or otherwise trade in a company’s stock. Such conduct, also known as “tipping,” results in liability for the insider who disclosed such inside information, even if such insider does not actually trade himself or herself, and for the person who received the information if the person has reason to know that it was an improper disclosure and acts on such inside information or passes it on to others who may act on it.
These prohibitions against the use of inside information include restrictions on buying, selling or otherwise trading in the stock of any company affected by the inside information, not just the stock of the company to which the inside information pertains.
Definitions
The following defines terms used in this Policy.
Family Members: The term “family members” refers to all of the following persons: family members who reside with an insider (including a spouse or domestic partner, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in an insider’s household, and any family members who do not live in an insider’s household but are financially dependent on an insider or whose transactions in Publix’s stock (or the securities of Publix’s suppliers and other companies with which Publix has contractual relationships or may be negotiating transactions) are directed by an insider or are subject to an insider’s influence or control, such as parents or children who consult with an insider before they trade in Publix’s stock (or the securities of Publix’s suppliers and other companies with which Publix has contractual relationships or may be negotiating transactions).
Insiders: The term “insiders” refers to all board of director members, company officers and other employees of Publix as well as their family members.
Inside Information: The term “inside information” refers to information concerning a company that is both material and nonpublic.
Material Information: The term “material information” refers to (i) information that a reasonable investor would consider important in making his or her investment decisions considered in the total mix of all the information available in the marketplace about a company or (ii) any information which could reasonably be expected to affect the price of any company’s stock (whether positive or negative). This includes not just the stock price of the company to which the inside information pertains but also the stock price of other companies affected by the inside information. If the information makes an insider want to trade, then the information would probably have the same effect on others. It is important to remember materiality is always judged with the benefit of hindsight.

Although there is no precise, generally accepted definition of materiality, information is likely to be material if it relates to one or more of the following:
•financial results, earnings, losses, including catastrophic losses, sales results or similar financial information, or expectations for the quarter or the year
•financial projections and forecasts
•changes in dividends
•proposals or agreements involving a merger or leveraged buyout of the company, or a significant acquisition, joint venture or divestiture
•changes in relationships with major customers, or obtaining or losing important contracts
•important product developments
•strategic plans
•major financing developments
•major personnel changes or changes in senior management
•criminal indictments or material civil litigation or government investigations whether actual, threatened or resolved
•significant disputes with major suppliers or customers
•significant labor disputes or negotiations
•substantial changes in accounting methods
•stock splits, or significant purchases, sales or repurchases of company stock, and/or
•knowledge of a significant data security, privacy or cybersecurity incident.
Nonpublic Information: The term “nonpublic information” refers to information that has not been made broadly available to the marketplace. This includes information received from sources or in circumstances indicating that the information has not yet been generally circulated (e.g., a “hot tip”).
For nonpublic information to become public information it must be broadly disseminated through recognized channels of distribution designed to reach all stockholders, including but not limited to the following:
•filing a Form 10-Q, Form 10-K, Form 8-K or other report with the U.S. Securities and Exchange Commission (SEC) and/or
•issuing a press release or releasing information to a national business and financial wire service (such as Dow Jones, Reuters, Bloomberg or Business Wire), a national news service or any other broad dissemination of the information.
Generally, information will be considered broadly disseminated after two full days have elapsed since the date of public disclosure of the information.
The following do not constitute public disclosure or broad dissemination of nonpublic information:
•circulation of rumors or “talk on the street,” even if accurate, widespread and reported in the media
•posting information on an Internet website (other than the SEC’s EDGAR website)
•selective dissemination of information to institutional investors, members of the financial press or stockholders or
•broad public disclosure of only part of the information where a material component of the information has yet to be publicly disclosed.
Insider Trading Policy statement
In accordance with federal securities law, it is Publix policy that all Publix Insiders are prohibited from engaging in insider trading in Publix stock or the securities of Publix’s suppliers or other companies with which Publix has contractual relationships or may be negotiating transactions.
It is your obligation to make sure you and your family members are aware of, understand and comply with, the provisions and obligations of this Policy and applicable law. You are responsible for ensuring that you and your family members do not engage in the activities restricted or prohibited under this Policy and under applicable law. You should treat all such transactions for the purposes of this Policy and applicable securities law as if the transactions were for your own account.
Special trading restrictions for Key Publix Insiders
Key Publix Insiders: In addition, the Publix Board of Directors (Board) believes it is appropriate that Publix stock transactions for certain designated insiders (referred to as Key Publix Insiders for purposes of this Policy) be subject to additional restrictions to reduce the risk of securities law violations and prevent even the appearance of improper insider trading or tipping.

Key Publix Insiders include the following:
•Board members
•Officers and
•associates designated by the Corporate Ethics Team or the Senior Vice President, General Counsel & Secretary as potentially having access to inside information through the normal course of their job responsibilities.
Designated Trading Windows: Key Publix Insiders are restricted from buying, selling or otherwise trading Publix stock outside of a designated trading window. A designated trading window is the 30-day period that begins on the effective date of a Publix stock valuation. Generally, the Publix stock valuation effective dates are March 1, May 1, August 1 and November 1.
To the extent Key Publix Insiders are eligible to participate in the Publix Super Markets, Inc. 401(k) SMART Plan (SMART Plan) and engage in Publix stock transactions under the SMART Plan, Key Publix Insiders are prohibited from initiating discretionary transactions involving the buying or selling of Publix stock under the SMART Plan if they possess inside information at the time of the transaction. Key Publix Insiders, except those subject to SEC Section 16 reporting requirements, are permitted to purchase Publix stock with recurring plan contributions and make loan repayment payroll deductions so long as on the date of the election to participate they did not possess inside information. Transactions involving the buying or selling of Publix stock are only processed by the SMART Plan on valuation effective dates, which are generally March 1, May 1, August 1 and November 1.
Pre-clearance of Transactions: To avoid unintentional violations of federal securities law, the Key Publix Insiders will be required to pre-clear any transaction (i.e., buying, selling or otherwise trading Publix stock) with the Senior Vice President, General Counsel & Secretary (or their designee) before engaging in the transaction. Pre-clearance is required so that Publix will be in a position to aid the individual in determining whether inside information exists, avoiding short-swing profit recovery and ensuring that appropriate filings are timely made with the SEC, if required. If the individual’s request is approved, such approval will remain in effect until the then-open trading window closes, unless the individual learns of any inside information or is otherwise instructed by the Senior Vice President, General Counsel & Secretary. Upon completion of any transaction, the Key Publix Insiders must immediately notify the Senior Vice President, General Counsel & Secretary and the Vice President of Benefits Administration so that Publix may assist in any Section 16 reporting obligations, if applicable.
Trading Windows: Any trading window may be closed early or may not open with respect to the Key Publix Insiders if, in the judgment of the Board, Publix’s Chairman/ Executive Chairman, Chief Executive Officer, Chief Financial Officer or Senior Vice President, General Counsel & Secretary, there exists undisclosed information that would make trading in Publix’s stock by the Key Publix Insiders inappropriate. It is important to note that the fact that a trading window has closed early or has not opened should be considered inside information.
Restrictions on all transactions while in possession of inside information
For the avoidance of doubt, an Insider is restricted from buying, selling, or otherwise trading if such Insider possesses inside information at the time of the transaction, even if during a designated trading window.
Reporting violations
Actual or potential violations of this Policy must be immediately reported to the Senior Vice President, General Counsel & Secretary. Any failure to report such violations is itself a violation of this Policy.
Penalties for insider trading
Insider trading violations are vigorously pursued by the SEC, U.S. Attorneys and state enforcement authorities. Penalties for insider trading are severe, both for the individuals involved in such unlawful conduct and potentially for their employers.
Individuals can be subject to some or all of the following penalties, even if they do not personally benefit from the violation (i.e., if the violation was one for tipping information):
•jail sentence of up to 20 years
•disgorgement of profits gained or losses avoided
•criminal fines of up to $5 million and/or
•civil fines of up to three times the profit gained or loss avoided.
The employer or other controlling person, such as a supervisor, can be subject to fines of up to the greater of $1 million or three times the amount of the profit gained or loss avoided as well as criminal penalties of up to $25 million.
In addition, a violation of this Policy can result in serious disciplinary actions by Publix, which may include dismissal of the individual(s) involved.

Modifications and waivers
Publix reserves the right to amend or modify the provisions set forth in this Policy at any time. In addition, in special limited circumstances, on a case-by-case basis, a waiver allowing a stock transaction outside of a designated trading window may be authorized in writing by the Senior Vice President, General Counsel & Secretary. Any such waiver shall be reported by the Senior Vice President, General Counsel & Secretary to the Board at its next regularly scheduled meeting.
Priority of statutory or regulatory trading restrictions
The trading prohibitions and restrictions set forth in this Policy will be considered superseded by any greater prohibitions or restrictions prescribed by federal or state securities law and/or regulations.
Questions
Questions regarding this Policy should be directed to the Senior Vice President, General Counsel & Secretary, Vice President Benefits Administration or Director of Stockholder Services.